EXHIBIT 99.1

News Release dated January 5, 2017, Suncor Energy’s Petro-Canada brand redesigns Petro-PointsTM program

FOR IMMEDIATE RELEASE

Suncor Energy’s Petro-Canada brand redesigns Petro-Points™ program

Calgary, Alberta (Jan. 5, 2017) – Petro-Canada, a Suncor business, today announced a redesigned Petro-Points program that is simple, easy to understand and offers increased value to its members.

The Petro-Points program, which launched in 1995, has historically offered its 4.5 million active members multiple ways of earning and redeeming points.  Members will continue to have the choice of how to redeem their points, including: taking dollars off of any purchase, redeeming for fuel savings cards, and redeeming for gift cards at partner retailers; however the new program helps members redeem rewards sooner and collect points faster.

“We’ve been conducting research and online panels to help determine how we can add value to our loyalty program for our members,” said Deborah Gullaher, vice president of sales and marketing. “We heard loud and clear that our customers want a program that’s easy to understand, simple and intuitive—and most of all a program that gives great value for their Petro-Points. The changes to our program have been made based on what we’ve heard from loyal customers.”

The redesigned Petro-Points program has simplified how members earn and redeem their points. The point levels required to redeem rewards have been reduced, some by 50 per cent, allowing members to redeem their Petro-Points faster.

The new program, which launched on January 3, 2017, is effective across Canada. Current Petro-Points balances will not change and Petro-Points never expire.

Learn more about the Petro-Points program and register to become a Petro-Points member at petro-points.com/faster

Collect Petro-Points

Old program

New program
Collect Petro-Points on	Points collected	Collect Petro-Points on	Points collected
Regular Fuel	5 per litre	All Fuel	10 per litre
SuperClean, Ultra 94 & Diesel	10 per litre	All purchases[1]	10 per $1 spent
Car Wash	20 per $1 spent
Convenience Store Purchase	20 per $1 spent

Redeem Petro-Points & Save

Old program		New program

Redeem Petro-Points	Points required	Redeem Petro-Points	Points required

1  Excludes Taxes, Tobacco, Gift Cards and Transit Tickets

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

for		for
5 ¢ per litre Fuel Savings Reward Card	12,000	5 ¢ per litre Fuel Savings Reward Card	10,000
10 ¢ per litre Fuel Savings Reward Card	24,000	10 ¢ per litre Fuel Savings Reward Card	20,000
$1 off snacks and drinks	2,000	$1 off any purchase[2]	1,000
Super Wash or GlideWash	7,000 -10,000	Super Wash or GlideWash	10,000
$1 off fuel	2,000	$10 gift card at a partner retailer	10,000
Gift card at a partner retailer	Varied, based on retailer

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada, a Suncor business, operates almost 1,500 retail stations and 280 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. For more information, visit petro-canada.ca.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

2  Excludes Tobacco and Transit Tickets